Our date
2005-11-03

Our reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Your date

Your reference

Commission File No. 82-1463

05012638

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SEC MAIL PROCESSING
RECEIVED
NOV 16 2005
WASH, D.C. 203 SECTION

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the third quarter 2005, dated 3 November 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

11/18

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Financial overview

INCOME STATEMENT SEK M	Q3 2005	Q3 2004	Change %	Q1-3 2005	Q1-3 2004	Change %
Order intake	16 480	13 770	+20 1)	49 497	42 320	+17 1)
Invoiced sales	15 554	13 570	+15 2)	45 897	40 230	+14 2)
Operating profit 3)	2 261	1 887	+20	6 727	5 499	+22
%	14.5	13.9		14.7	13.7	
Profit after financial items 3)	2 126	1 693	+26	6 253	4 969	+26
%	13.7	12.5		13.6	12.4	
Profit for the period	1 529	1 248	+23	4 500	3 706	+21
%	9.8	9.2		9.8	9.2	
of which. shareholders' interest	1 458	1 188	+23	4 253	3 506	+21
Earnings per share. SEK*	6.00	4.70	+28	17.30	13.90	+24

1) +16% and +18% at fixed exchange rates for comparable units.
2) +12% and +15% at fixed exchange rates for comparable units.
3) The third quarter of 2004 includes a gain on the divestment of the Walter machine division, SEK 153 M.
*) Calculated on the basis of the shareholders' share of profit for the period.
The full effect of redemption yields SEK 6.15 in earnings per share in Q3 2005.

KEY FIGURES	Q3 2005	Q3 2004	Full-year 2004
No. of shares outstanding at end of period ('000)	237 257 1)	250 695	247 045
Average no. of shares ('000)	242 151	252 370	251 334
Tax rate, %	28	26	26
Return on capital employed, %*	22.8	17.3	20.5
Return on total equity, %*	25.5	17.3	21.7
Shareholders' equity per share, SEK	90.40	90.50	91.40
Net debt/equity ratio	0.8	0.5	0.5
Net working capital, %	31	31	29
No. of employees	39 519	37 569	38 421

1) After redemption.
*) Rolling 12 months.

ORDER INTAKE BY MARKET AREA

	Q3 2005			Q1-3 2005		
Market area	Order intake SEK M	Change* %	Share %	Order intake SEK M	Change* %	Share %
Europe	6 272	0	38	21 190	+7	43
NAFTA	3 225	+12	20	9 741	+18	20
South America	1 209	+62	7	3 162	+53	6
Africa/Middle East	1 579	+78	10	3 479	+35	7
Asia/Australia	4 195	+20	25	11 925	+27	24
Total	16 480	+16	100	49 497	+18	100

* At fixed exchange rates for comparable units.

Sales


ORDER INTAKE
SEK M
Quarter
SEK M
Rolling
18 000
12 000
6 000
0
75 000
50 000
25 000
0
03
04
05
Quarter
Rolling 12 months


INVOICED SALES
SEK M
Quarter
SEK M
Rolling
18 000
12 000
6 000
0
75 000
50 000
25 000
0
03
04
05
Quarter
Rolling 12 months

Order intake totaled SEK 16,480 M (13,770), representing a total increase of 20% and by 16% at fixed exchange rates for comparable units. Growth at fixed exchange rates and for comparable units was 7% for Sandvik Tooling and 38% for Sandvik Mining and Construction. The order intake for Sandvik Materials Technology rose by 4%, including a positive effect of approximately 10 percentage points as compensation for rising raw materials prices.

Order intake in Europe remained high and increased by 3%, taking into account a large project order in the preceding year. Development in the EU was mixed, with favorable activity in Germany and Scandinavia, while development in Southern Europe was weak. Demand in Eastern Europe continued to be highly positive. The business climate in NAFTA was stable and order intake rose, particularly in such investment-related industries as the oil/gas, mining and aerospace industries.

The positive development in South America continued as well as in Africa/Middle East where order intake rose by 78% compared with a year earlier, which was attributable to favorable demand from the mining industry and project orders within materials handling. Demand in Asia/Australia rose and growth remained highly favorable in China, India and other parts of Southeast Asia as well as Australia.

The Asia/Australia market area accounted for 25% of the Group's total order intake.

Industrial conditions remained strong in Eastern Europe, NAFTA and Asia, particularly in investment-related areas such as the machinery, mining and construction industries, as well as in the oil/gas and process industries. Demand from the general engineering industry was at a high level, except for in the EU, with the exception of the export-related customer segments and the aerospace industry. Activity in the heavy vehicle industry remained favorable. Demand from the passenger car industry in NAFTA was stable and development was mixed in other markets. Activity in the aerospace industry was high and demand increased in Europe and NAFTA.

Invoiced sales amounted to SEK 15,554 M (13,570), a total increase of 15% and by 12% at fixed exchange rates for comparable units. The increase at fixed exchange rates and for comparable units was 7% for Sandvik Tooling, 19% for Sandvik Mining and Construction and 10% for Sandvik Materials Technology. Approximately 10 percentage points of the increase in Sandvik Materials Technology were attributable to higher raw materials prices.

CHANGE %	ORDER INTAKE				INVOICED SALES			
	Q3 2005	Q3 2004	Q1-3 2005	Q1-3 2004	Q3 2005	Q3 2004	Q1-3 2005	Q1-3 2004
Price/volume	+16	+26	+18	+17	+12	+22	+15	+15
Structural	0	-3	-1	-1	-1	-1	-1	-1
Currency	+3	-3	0	-2	+3	-3	+1	-2
Total	+20	+19	+17	+13	+15	+18	+14	+12

Earnings and return


OPERATING PROFIT*
SEK M
Quarter
Per cent
4 000
3 000
2 000
1 000
0
20
15
10
5
0
03
04
05
Quarter
Operating margin, %


RETURN *
Per cent
Per cent
30
25
20
15
10
5
0
03
04
05
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

* Excluding nonrecurring items in fourth quarter 2003. Adjusted for IFRS from first quarter 2004

Operating profit amounted to SEK 2,261 M, an increase of 20%, or 30% adjusted for the gain from divestment of Walter's machine division that affected earnings in the third quarter of 2004. The operating margin rose to 14.5% of invoiced sales (Q3 2004: 12.8% excluding divestment in Walter). The earnings improvement was attributable to higher sales volumes and prices as well as higher capacity utilization. Changed exchange rates had a positive effect on earnings of about SEK 90 M.

Net financial expense amounted to SEK 135 M (expense: 194). The result was affected by the market valuation of financial instruments for the stock options program and by interest rate differentials. **Profit after financial income and expenses** amounted to SEK 2,126 M (1,693), an increase of 26%, or 38% excluding nonrecurring items in 2004, 13.7% of invoiced sales. **The tax rate** was 28% and taxes amounted to SEK 597 M (445). **Profit for the period** increased by 23% to SEK 1,529 M (1,248). Earnings per share rose by 28% to SEK 6.00 (4.70). The increase was 40% adjusted for the gain from the divestment of Walter's machine division 2004.

Cash flow from operations amounted to SEK 2,932 M (1,630). Working capital declined by SEK 687 M. **Investments** amounted to SEK 1,003 M (501), of which company acquisitions SEK 100 M. Cash flow after investments was SEK 1,969 M (1,533) for the quarter.

Working capital as a percentage of invoiced sales amounted to 31% (31). The return on capital employed rose to 22.8% (20.5 for full-year 2004). The return on total equity was 25.5% (21.7 for full-year 2004). Interest-bearing liabilities and provisions, less cash and cash equivalents, resulted in a net debt of SEK 17,413 M (11,787). Cash and cash equivalents amounted to SEK 2,007 M (1,643) and loans to SEK 15,703 M (10,149).

The net debt/equity ratio was 0.8 (0.5). Sandvik made a private placement in the USA during the third quarter totaling USD 300 M.


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
3 000
2 000
1 000
0
9 000
6 000
3 000
0
03
04
05
Quarter
Rolling 12 months


EARNINGS PER SHARE *
SEK
SEK
25
20
15
10
5
0
03
04
05
Rolling 12 months
* Adjusted for IFRS from 2004

Sandvik Tooling

Sandvik Tooling's order intake amounted to SEK 5,089 M (4,668), which was an increase of 7% at fixed exchange rates for comparable units. Invoiced sales totaled SEK 5,066 M (4,745), an increase from the preceding year of 7% at fixed exchange rates for comparable units. The price trend was positive and the business area's market shares increased.

The market trend remained positive. Demand from the general engineering, oil/gas, aerospace and heavy vehicle industries was high. Activity within the automotive industry was favorable in Eastern Europe, parts of the EU and Asia. Sales rose sharply in South America and Asia.

The latest products from Sandvik Tooling's brands were demonstrated at the EMO trade show in Hannover, Germany, with 160,000 visitors. Walter presented the new generation of Tigertec™ inserts, the product family that has largely contributed to Walter's sharp sales and profitability growth in recent years. Modernization of production plants continued, with major investment decisions in Germany and Italy, among other countries, while at the same time expansion of the production plant in Westminster in the USA developed as planned.

Operating profit in the third quarter amounted to SEK 1,074 M (1,028), an increase of 4% or 23% adjusted for the gain from the divestment of Walter's machine division, which affected earnings in the third quarter of 2004. The operating margin totaled 21.2% (Q3 2004: 18.4, excluding sale of machine division). The profit increase was mainly attributable to higher volume and price, high capacity utilization and efficiency enhancement programs. The return on capital employed rose to 30.7% (22.4).

In September, 10% of the equity in the Chinese metal powder producer Gesac was acquired. Gesac's main operations focus on producing powders of tungsten carbide and similar materials. Gesac's annual sales amount to about SEK 500 M. The acquisition is conditional on the approval of the Chinese authorities.



Sandvik Tooling's products attracted heavy attention at the EMO trade show in Hannover, Germany in September. Shown is Sandvik Coromant's stand.

SANDVIK TOOLING

SEK M	Q3 2005	Q3 2004	Change %	Q1-3 2005	Q1-3 2004	Change %
Order intake	5 089	4 668	+7 *	15 633	14 766	+9 *
Invoiced sales	5 066	4 745	+7 *	15 337	14 443	+9 *
Operating profit	1 074	1 028	+4 **	3 234	2 880	+12
%	21.2	21.7		21.1	19.9	
Return on capital employed	30.7	22.4				
Number of employees	15 055	14 677	+3			

* at fixed exchange rates for comparable units.

** operating profit in third quarter 2004 included a gain of SEK 153 M on divestment of Walter's machine division. Excluding this gain, profit in Q3 2005 rose by 23%.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake amounted to SEK 6,283 M (4,366), an increase of 38% at fixed exchange rates for comparable units.

The market trend remained positive and demand was high for base metals, precious metals and coal. Customers' high production rates, combined with new investments, meant that demand for the business area's machines, tools and service for the mining industry worldwide remained very high. Demand from the construction industry was favorable and was strengthened in Eastern Europe, NAFTA and Asia.

The Surface Mining customer segment received a number of major orders in the quarter totaling SEK 1,000 M. The orders are for customized plants for, among other applications, handling of iron ore in Saudi Arabia and Brazil as well as coal in Australia.

Invoiced sales rose by 19% at fixed exchange rates for comparable units and amounted to SEK 5,409 M (4,330).

In the third quarter, operating profit rose by 57% to SEK 730 M (466) or 13.5% of invoiced sales. The increase was due mainly to higher volumes and high capacity utilization. The return on capital employed increased to 25.1 % (20.3). Expansion of capacity through the establishment of assembly plants in Poland, India and China continues as planned. Sandvik acquired from the American company Smith International Inc., Houston, Texas, Smith International's 50% share of Sandvik Smith AB.

In September, an agreement was announced with Hagby-Asahi, Sweden, covering a contract that strengthens both companies' positions in the area of equipment and tools for mineral exploration. In accordance with the agreement, Sandvik Mining and Construction becomes distributor for mineral exploration drill rigs and coring tools from Hagby-Asahi in such major mining markets as Latin America, Africa, Australia and the former Soviet republics.

Sandvik Mining and Construction and the South African mining company Lonmin Plc have signed a Memorandum of Understanding on long-term cooperation related to mechanized mining of platinum.



Lars Josefsson (left), President of Sandvik Mining and Construction, and Alistair Ross, President of Lonmin's Platinum Operations, after signing the cooperation agreement.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q3 2005	Q3 2004	Change %	Q1-3 2005	Q1-3 2004	Change %
Order intake	6 283	4 366	+38 *	17 191	12 878	+32 *
Invoiced sales	5 409	4 330	+19 *	14 863	12 102	+20 *
Operating profit	730	466	+57	1 880	1 303	+44
%	13.5	10.8		12.6	10.8	
Return on capital employed	25.1	20.3				
Number of employees	10 452	9 432	+11			

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake totaled SEK 3.922 M (3.674), which was an increase from the preceding year of 4% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 3,890 M (3,447), up 10% at fixed exchange rates for comparable units. Price surcharges for higher raw material prices positively affected order intake and invoiced sales by about 10 percentage points. This means that order intake and invoicing were unchanged in comparable terms.

Business conditions remained favorable for special products to such investment-related customer segments as the oil/gas, process and aerospace industries. An order was received during the quarter for Sandvik Sanicro28™ seamless production tubes to the oil/gas industry in the Middle East for more than SEK 1 billion. Deliveries will be made during the next three years, beginning in the fourth quarter of 2005. The current order will be included in order intake successively, from and including the fourth quarter.

The order intake from the general engineering industry and consumer-related customer segments was favorable in NAFTA and parts of Asia. In contrast, the situation weakened in the EU area for standard products.

Operating profit in the third quarter rose 2% and amounted to SEK 292 M (287) or 7.5% of invoiced sales. The decline compared to the first two quarters of 2005 is a normal seasonal effect, but was also affected by the lower demand for standard products in the EU. This meant that capacity utilization in the third quarter was lower than in the year-earlier period. Operating profit was also affected by costs for restructuring measures. The return on capital employed rose to 12.1% (10.5).



The oil/gas industry continues to be one of the most important customer segments for Sandvik Materials Technology. An order was received in the quarter for production tubes for gas recovery in the Middle East. The order value exceeds SEK 1 billion and deliveries will be made during the next three years.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q3 2005	Q3 2004	Change %	Q1-3 2005	Q1-3 2004	Change %
Order intake	3 922	3 674	+4 *	13 012	11 428	+14 *
Invoiced sales	3 890	3 447	+10 *	12 074	10 475	+15 *
Operating profit	292	287	+2	1 156	951	+22
%	7.5	8.3		9.6	9.1	
Return on capital employed	12.1	10.5				
Number of employees	8 412	8 129	+3			

* At fixed exchange rates for comparable units, including surcharges for higher raw material prices with approx.10%.

First nine months of 2005

Order intake for the first nine months of the year amounted to SEK 49,497 M (42,320), which was an increase of 17% in total and 18% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 45,897 M (40,230), which was an increase of 14% in total and 15% at fixed exchange rates for comparable units.

Operating profit for the period January-September amounted to SEK 6,727 M (5,499), which was an increase of SEK 1,228 M, or 22% (26% excluding the gain from the divestment of Walter's machine division). The operating margin was 14.7% (13.7) of invoiced sales. Changed exchange rates had a negative impact of about SEK 40 M on profits from the beginning of the year.

Net financial expense was SEK 474 M (expense: 530) and profit after financial items amounted to SEK 6,253 M (4,969), an increase of 26 %. The tax rate was 28% and the profit for the period totaled SEK 4,500 M (3,706). Earnings per share totaled SEK 17.30 (13.90, or 13.50 adjusted for the gain from the divestment of Walter's machine division).

Cash flow from operations was SEK 5,060 M (3,729). The Group's investments in fixed assets totaled SEK 2,347 M (1,961). Company acquisitions totaled SEK 128 M. After investments, acquisitions and divestments, cash flow amounted to SEK 2,701 M (2,189).

The number of employees totaled 39,519 (38,421 at 31 December 2004), which was an increase of 1,098 persons for comparable units from the beginning of the year.

Parent Company

The Parent Company's invoicing was SEK 11,157 M (9,342) and operating profit amounted to SEK 244 M (716). Interest-bearing liabilities and provisions, less cash and cash equivalents and interest-bearing assets amounted to SEK 11,646 M (3,005 at 31 December 2004). Investments in fixed assets amounted to SEK 610 M (546).

Share redemption completed

On 28 June 2005, an Extraordinary General Meeting decided to redeem 9,787,361 shares and cancel 16,522,000 shares previously repurchased.

Following registration of the above and payment at the beginning of July, the effect is:

- Sandvik AB's share capital has been reduced by SEK 157,856,166 and amounts to SEK 1,423,544,610. The number of shares outstanding totals 237,257,435.
- Sandvik AB's statutory reserve increased by SEK 256,988,166.
- Sandvik AB's unrestricted equity declined by SEK 4,063,013,205. The Group's interest-bearing liabilities increased by SEK 3,963,881,205.
- The effect of the above is that earnings per share rose by approximately 1% in the third quarter. At full effect from the fourth quarter of 2005, earnings per share will increase by 3% as a result of the redemption program.

Accounting principles

Effective 1 January 2005, Sandvik AB applies International Financial Reporting Standards (IFRS) in its financial reporting. This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting, and in line with the IFRS principles expected to be applied on 31 December 2005. IFRS is subject to continual review and, accordingly, changes may occur during 2005.

The applied accounting principles, changes compared with previously applied principles and the financial effects of changes in accounting principles as well as recalculated comparative figures, are show in the separate document "Sandvik AB – Effect of the transition to International Financial Reporting Standards (IFRS)" which was published on 31 March 2005 (the document is available at Sandvik's website: www.sandvik.com).

Effective 1 January 2005, Sandvik has chosen to apply hedge accounting in accordance with "Amendment to IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions," published by IASB (International Accounting Standards Board) in April 2005. This standard permits hedge accounting of forecast internal goods transactions. Profit after tax for the first nine months would have been adversely affected in an amount of SEK -280 M, if such hedge accounting had not been applied.

Sandviken, 3 November 2005

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:

1. Group summary.
2. Invoicing and operating profit.

The Company's auditors have not conducted a special audit of this report.

The Sandvik Group's earnings for the fourth quarter and full-year 2005 will be published on 8 February 2006.

Sandvik Annual General Meeting will be held in Sandviken 2 May 2006.

For additional information, please call +46 (26)26 10 01. A combined presentation and telephone conference will be held on 3 November at 2.00 p.m. at Operaterrassen, in Stockholm. For further information, visit www.sandvik.com

POSTAL ADDRESS
Sandvik AB
Group Communications
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 - 26 00 00
+46 26 - 26 10 43

WEB SITE AMD E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

CONSOLIDATED FINANCIAL INFORMATION, SEK M

INCOME STATEMENT	Q3 2005	Q3 2004	Change %	Q1-3 2005	Q1-3 2004	Change %
Invoiced sales	15 554	13 570	+15	45 897	40 230	+14
Cost of goods sold	-10 457	-8 980	+16	-30 322	-26 407	+15
Gross profit	5 097	4 590	+11	15 575	13 823	+13
% of invoicing	32.8	33.8		33.9	34.4	
Selling expenses	-2 075	-1 958	+6	-6 403	-5 977	+7
Administrative expenses	-561	-578	-3	-1 712	-1 648	+4
R&D-expenses	-312	-309	+1	-989	-977	+1
Other operating income and expenses	112	142	-21	256	278	-8
Operating profit	2 261	1 887	+20	6 727	5 499	+22
% of invoicing	14.5	13.9		14.7	13.7	
Interest expenses and similar charges	-246	-222	+11	-649	-621	+5
Interest income	1	28	-96	67	72	-7
Other financial income and expenses, net	110 1)			108 1)	19	
Profit after financial items	2 126	1 693	+26	6 253	4 969	+26
% of invoicing	13.7	12.5		13.6	12.4	
Taxes	-597	-445	+34	-1 753	-1 263	+39
Profit for the period	1 529	1 248	+23	4 500	3 706	+21
% of invoicing	9.8	9.2		9.8	9.2	
Minority interests	71	60	+18	247	200	+24
Shareholders' interest	1 458	1 188	+23	4 253	3 506	+21

1) The item is attributable mainly to revaluation of financial instruments for share-related options program and futures rates. The corresponding item in 2004 was reported in operating profit.

BALANCE SHEET	Q3 2005	Q3 2004	Change %	Q4 2004
Intangible fixed assets	5 653	5 021	+13	5 139
Tangible fixed assets	16 285	15 096	+8	15 070
Financial fixed assets	3 341	2 431	+37	2 454
Inventories	16 338	13 393	+22	13 459
Current receivables	15 261	12 785	+19	13 532
Cash and cash equivalents	2 007	1 643	+22	1 720
Total assets	58 885	50 369	+17	51 374
Total equity	22 379	23 634	-5	23 551
Interest-bearing provisions and liabilities	19 420	13 430	+45	14 207
Non-interest-bearing provisions and liabilities	17 086	13 305	+28	13 616
Total equity and liabilities	58 885	50 369	+17	51 374
*Net working capital**	*18 766*	*16 395*	*+14*	*16 637*

*) Inventories + trade receivables excl. prepaid income taxes – non-interest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY, SEK M	Q1-3 2005	Q1-3 2004
Opening equity as shown in approved balance sheet for the preceding year (IFRS)	23 551	22 649
Effect of change in accounting principles (IAS 39)	62	-
Opening equity adjusted to new accounting principles	23 613	22 649
Exchange differences due to changed currency rates	1 602	18
Effect of share based payments	-54	11
Effect of hedge accounting in accordance with IAS 39	-230	-
Dividends to shareholders	-3 012	-2 799
Buy-back of own shares	-	-1 060
Purchase of minority owned shares in subsidiary	-76	-
Minority interest in companies aquired during the period	-	19
New issue of shares*	-	1 090
Redemption of own shares	-3 964	-
Net profit for the period	4 500	3 706
Closing equity	22 379	23 634

* Conversion of loans and new issues as a result of outstanding options program.

CASH FLOW STATEMENT SEK M	Q3 2005	Q3 2004	Q1-3 2005	Q1-3 2004
Cash flow from operating activities				
Profit after financial income and expenses	+ 2 126	+1 693	+6 253	+4 969
Reversal of depreciation	+709	+655	+2 005	+1 851
Adjustment for items that do not require the use of cash	+15	-456	-51	-570
Taxes paid	-605	-123	-1 592	-894
Cash flow from operations before changes in working capital	+2 245	+1 769	+6 615	+5 356
Changes in working capital				
Change in inventories	-71	-316	-1 784	-1 426
Change in operating receivables	+435	-26	-981	-1 162
Change in operating liabilities	+323	+203	+1 210	+961
Net cash from operating activities	+2 932	+1 630	+5 060	+3 729
Cash flow from investing activities				
Aquisitions of companies and shares, net of cash acquired	-100	-13	-128	-112
Investments in tangible fixed assets	-903	-488	-2 347	-1 961
Proceeds from sale of companies and shares, net of cash disposed of	-	+373	-	+388
Proceeds from sale of tangible fixed assets	+40	+31	+116	+145
Net cash used in investing activities	-963	-97	-2 359	-1 540
Net cash flow after investing activities	+1 969	+1 533	+2 701	+2 189
Cash flow from financing activities				
Change in short-term loans	+2 501	-712	+3 746	+1 310
Change in long-term loans	-128	-123	+602	-90
Reacquisition of own shares	-	-852	-	-1 060
Issue of shares in connection with exercise of options	-	-	-	+117
Redemption program of own shares	-4 122	-	-3 964	-
Dividends paid	-	-	-3 012	-2 799
Net cash used in financing activities	-1 749	-1 687	-2 628	-2 522
Cash-flow of the period	+220	-154	+73	-333
Cash and cash equivalents at beginning of the period	1 731	1 804	1 720	1 972
Exchange-rate differences in cash and cash equivalents	+56	-7	+214	+4
Cash and cash equivalents at the end of the period	2 007	1 643	2 007	1 643

Appendix 2

INVOICED SALES BY MARKET AREA

SEK M	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Q2 2005	Q3 2005	Change Q3 %	Change Q3 % [1]	Q1-3 2005
Europe	6 056	6 975	26 141	7 023	7 609	6 589	+9	+8	21 222
NAFTA	2 697	2 640	10 651	2 747	3 011	3 306	+23	+19	9 065
South America	804	792	2 757	692	866	905	+13	+1	2 463
Africa/Middle East	894	928	3 454	818	989	1 033	+16	+15	2 840
Asia/Australia	3 119	3 045	11 607	2 914	3 675	3 721	+19	+15	10 307
Group total	13 570	14 380	54 610	14 194	16 150	15 554	+15	+12	45 897

ORDER INTAKE BY BUSINESS AREA

SEK M	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Q2 2005	Q3 2005	Change Q3 %	Change Q3 % [1]	Q1-3 2005
Svk Tooling	4 668	4 818	19 584	5 041	5 503	5 089	+9	+7	15 633
Svk Mining and Construction	4 366	4 284	17 162	5 075	5 833	6 283	+44	+38	17 191
Svk Materials Technology	3 674	3 963	15 391	4 312	4 778	3 922	+7	+4	13 012
Seco Tools[2]	1 066	1 095	4 344	1 209	1 252	1 178	+11	+6	3 639
Group activities	-4	20	19	9	5	8			22
Group total	13 770	14 180	56 500	15 646	17 371	16 480	+20	+16	49 497

INVOICED SALES BY BUSINESS AREA

SEK M	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Q2 2005	Q3 2005	Change Q3 %	Change Q3 % [1]	Q1-3 2005
Svk Tooling	4 745	4 784	19 227	4 928	5 344	5 066	+7	+7	15 337
Svk Mining and Construction	4 330	4 515	16 617	4 213	5 241	5 409	+25	+19	14 863
Svk Materials Technology	3 447	3 949	14 424	3 871	4 313	3 890	+13	+10	12 074
Seco Tools[2]	1 040	1 121	4 312	1 174	1 247	1 181	+14	+9	3 601
Group activities	8	11	30	8	5	8			22
Group total	13 570	14 380	54 610	14 194	16 150	15 554	+15	+12	45 897

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Q2 2005	Q3 2005	Change %	Q1-3 2005
Svk Tooling	1 028	984	3 864	1 024	1 137	1 074	+4	3 234
Svk Mining and Construction	466	526	1 829	489	660	730	+57	1 880
Svk Materials Technology	287	403	1 354	389	475	292	+2	1 156
Seco Tools[2]	182	221	840	251	284	246	+35	781
Group activities	-76	-55	-309	-112	-131	-81		-324
Group total	1 887	2 079	7 578	2 041	2 425	2 261	+20	6 727

OPERATING PROFIT BY BUSINESS AREA

% OF INVOICING	Q3 2004	Q4 2004	Q1-4 2004	Q1 2005	Q2 2005	Q3 2005	Q1-3 2005
Svk Tooling	21.7	20.6	20.1	20.8	21.3	21.2	21.1
Svk Mining and Construction	10.8	11.7	11.0	11.6	12.6	13.5	12.6
Svk Materials Technology	8.3	10.2	9.4	10.0	11.0	7.5	9.6
Seco Tools[2]	17.5	19.7	19.5	21.4	22.8	20.8	21.7
Group total	13.9	14.5	13.9	14.4	15.0	14.5	14.7

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.